PRIME MONEY MARKET FUND

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT
MONEY MARKET FUND MATERIAL EVENTS

Part A:  General information

Item A.1	Report for 06/22/2016

Item A.2	CIK Number of registrant – 0001272950

Item A.3	EDGAR Series Identifier – S000001805

Item A.4	Securities Act File Number – 333-111986

Item A.5	Name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR

Christi Weber, Chief Compliance Officer, RBC Funds Trust christi.weber@rbc.com 612-376-7076

Part B:  Default or event of insolvency of portfolio security issuer – not applicable

Part C:  Provision of financial support to fund

Item C.1	Description of nature of support – Capital contribution

Item C.2	Person providing support – RBC Global Asset Management (U.S.) Inc.

Item C.3	Brief description of relationship between the person providing support and the fund – RBC Global Asset Management (U.S.) Inc. is the investment advisor to Prime Money Market Fund.

Item C.4	Date support provided –June 21, 2016

Item C.5	Amount of support – $1,726,562.12

Item C.6	Security supported – Not applicable.

Item C.7	Value of security supported on date support was initiated – Not applicable.

Item C.8	Brief description of reason for support – The capital contribution was made by RBC Global Asset Management (U.S.) Inc. in connection with redemptions in the Fund in order to offset the Fund’s historical capital losses, in anticipation of liquidation of the Fund. The amount of the contribution is equal to the difference between the Fund’s net assets and the net asset value of shares outstanding on the contribution date.

Item C.9	Term of support – Not applicable

Item C.10	Brief description of any contractual restrictions relating to support – Not applicable

Part D:  Deviation between current net asset value per share and intended stable price per share – not applicable

Part E:  Imposition of liquidity fee – not applicable

Part F:  Suspension of fund redemptions – not applicable

Part G:  Removal of liquidity fees and/or resumption of fund redemptions – not applicable

Part H:  Optional disclosure

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC Funds Trust
(Registrant)

Date: June 22, 2016

/s/ Christi Weber
Christi Weber
Chief Compliance Officer, RBC Funds Trust

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